UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period      May 2007                                     File No:  0-31218

Candente Resource Corporation

(Name of Registrant)

200-905 West Pender Street, Vancouver, British Columbia V6C 1L6

(Address of principal executive offices)

1.

News Release dated May 10, 2007

2.

News Release dated May 10, 2007

3.

News Release dated May 14, 2007

4.

News Release dated May 15, 2007

5.

News Release dated May 16, 2007

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.           FORM 20-F XXX         FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Candente Resource Corporation

(Registrant)

Dated: June 4, 2007___	Signed: /s/ Joanne Freeze Joanne Freeze, Director

NEWS RELEASE

DNT: TSX

DNT: BVL

WKN: GW4

CANDENTE REVERTS TO 100% OWNERSHIP AT PAMEL PROPERTY IN PERU

Vancouver, British Columbia, May 10, 2007. Candente Resource Corp. (DNT:TSX) (Candente) reports that all results have been received from Phase I Drilling Program and Orex Ventures Inc. (REX:TSX-V) (Orex) has advised Candente of their decision to withdraw from their option agreement on the Pamel gold property in Peru. Candente will now revert back to 100% ownership of the property.

The 2006 – 2007 drilling was funded entirely by Orex who had the right to earn up to 51% interest in the Pamel Property (See News Release of November 28th, 2005).

Drilling on the property commenced on October 29th, 2006 and was completed on February 22nd, 2007. A total of 2825.65 meters were drilled in 11 holes. Anomalous levels of gold were detected in 6 holes (range 100 to 521 parts per billion (ppb)). The drilling tested high resistivity and low chargeability geophysical targets which coincided with gold in geochemical anomalies. No significant zones of gold mineralization were encountered. However, an extensive (800 X 1500 meters) high sulphidation style alteration zone was defined to depths of 350 meters.

Spectral analysis of the core in a number of the holes drilled at Pamel identified silica-alunite alteration mineral assemblages similar to those seen in other economic high sulphidation systems in Peru such as at Yanacocha and Pierina. The alteration system tested at Pamel is only one of two systems identified on the property. (See News Release of February 7th, 2007).

Candente is a diversified copper and gold exploration company focused on increasing shareholder value through discovery. Candente has an advanced exploration stage leachable copper project, Canariaco, and several other gold, copper and silver projects in Peru and Mexico. Candente subscribes to principles which ensure that its exploration and development activities are beneficial to the local communities.

For further information, please contact Neil Currie or Joanne Freeze in Vancouver at: (604) 689-1957, Toll Free 1-877-689-1964 or info@candente.com www.candente.com.

Release 209

This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. Candente relies upon litigation protection for forward-looking statements.

NEWS RELEASE

DNT: TSX

DNT: BVL

WKN: GW4

CANDENTE’S PRESIDENT AND CEO AWARDED MINING ENTREPENEUR 2001-2006 GOLD MEDAL IN PERU

Vancouver, May 10, 2007, Candente Resource Corp. (DNT-TSX) (“Candente” and/or the “Company”) is very pleased to announce that on Friday, April 20th, 2007, Joanne Freeze, President & CEO, was awarded a “Mining Entrepreneurs 2001-2006 Gold Medal and Honour Diploma” in Peru for her outstanding work in mining development in Peru. The award was granted by Intercade (Inter-American Institute of Training and Development – Mining Sector) and the UNP (National University of Piura, Peru) in memory of Dr. Andres Marsano Porras, a well known and highly respected Peruvian mining pioneer. The award is to recognize mining entrepreneurs who have contributed significantly to the progress of Peru through their hard work and risks in developing mining projects, which employ thousands and generate wealth for all.

Ms. Freeze commented that “it is a great honour to be recognized and awarded along side with such influential and hard working Peruvians such as Alberto Benavides de la Quintana, Roque Benavides Ganoza (Compania de Minas Buenaventura), Jesus Arias Davila (Compania Minera San Ignacio de Morococha S.A.), Pedro Brescia Cafferata, Mario Brescia Cafferata (Grupo Brescia), Eduardo Hochschild Beeck (Mauricio Hochschild & Cia. Ltda. S.A.C.), Guido del Castillo Echegaray (Aruntani S.A.C.), amongst others. I consider this award to be not just for me but for the entire Candente team starting with Candente’s co-founder Ing. Fredy Huanqui and our Corporate Secretary Lola Montagne. We could not have accomplished what we have without the confidence, vision and extremely hard work of our entire team and support of our families and we believe we are only just getting started”.

Intercade is the leading institution in training, coaching and consulting to generate value and support to human resources in the mining sector with operations in Peru, Argentina, Mexico, Chile and Bolivia and the National University of Piura in Peru.

Candente is a diversified copper and gold exploration company focused on increasing shareholder value through discovery. Candente has an advanced exploration stage leachable copper project, Canariaco, and several other gold, copper and silver projects in Peru and Mexico. Candente subscribes to principles which ensure that its exploration and development activities are beneficial to the local communities.

For further information, please contact Neil Currie or Joanne Freeze in Vancouver at: (604) 689-1957, Toll Free 1-877-689-1964 or info@candente.com www.candente.com.

Release 210

This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. Candente relies upon litigation protection for forward-looking statements.

NEWS RELEASE

DNT: TSX

DNT: BVL

WKN: GW4

FEASIBILITY AND DEEPER DRILLING UNDERWAY AT CANARIACO NORTE COPPER PROJECT, PERU

Vancouver, British Columbia, May 14, 2007. Candente Resource Corp. (DNT:TSX) (“Candente”) is pleased to report that the Company and their advisors, Standard Bank, have chosen Samuel Engineers (SE) of Denver, Colorado to carry out the Feasibility Study for the Canariaco Norte Project. Samuel Engineers has extensive experience in feasibility studies, detail design, construction, start-up, troubleshooting and commissioning of SX-EW projects worldwide.

In addition, the aggressive drilling campaign continues and an additional 9,000 metres has been completed since the end of 2006 making the total metreage drilled to date in excess of 35,000 metres in 130 diamond drill holes at Canariaco Norte. A larger drill with greater depth capacity has been mobilized and is now operating on the project. The new drill replaced one of the smaller units so that two drills are in operation as they have been since early 2006. Drilling in 2007 has focused both on infill drilling in the Starter Pit Zone and increasing the total resource both laterally and vertically. The Starter Pit Zone is expected to be brought up to the Measured Category by the end of June this year. An update on drilling results will be released in the near future.

The current resource (as of December 2006) at Canariaco Norte is 820 million tonnes (MT) grading 0.45% copper at a cut-off grade of 0.30% copper. Measured and Indicated resource categories make up 78% of the 820 MT. Contained metal in the 820 MT equals 8.1 billion (B) pounds (lb) of copper. Within the 820 MT, a Starter Pit of 107 MT grading 0.60% Cu has been delineated with a strip ratio of 1.3 to 1. A total of 97% of the 107 MT is in the Measured and Indicated categories. Contained metal in the Starter Pit equals 1.4 B lb Copper.* (See News Release dated March 4, 2007)

Preliminary Assessment and Economic Evaluation (PAEE) Results for Starter Pit Alone (See News Release dated April 19, 2007)

The following pre-tax financial highlights were produced in the MineFill financial model:

·

Recovered copper to cathode – 836 million pounds

·

Net cashflow - US$921.3 million

·

NPV (8%) - US$511.7 million

·

NPV (12%) – US$388.0 million

·

IRR – 60.0%

·

A project payback of less than two years

Feasibility Team

Chris Pfalzgraff, SX-EW Process expert and Lead Metallurgical Engineer, is a highly experienced hydrometallurgical professional in the SX-EW technology process from its infancy and is today in the forefront of many innovations and technical advances. Mr. Pfalzgraff has led over 26 SX-EW studies and the design of over 12 SX-EW constructed projects. His support team has been intimately involved in key SX-EW projects such as El Abra (Chile), Punta Del Cobre (Chile), Severo Nickel (Russia), Lisbon Valley (Utah), Monywa Copper (Myanmar).

Gordon Shepherd, Project Manager, brings over 25 years experience in the engineering and construction of mining and metallurgical processing plants. Mr. Shepherd has worked on many projects in Peru, Chile, Greece, USA and Canada including: El Abra Copper - Heap Leach SX-EW, Chile; Yanacocha, Peru - Heap Leach; Barrick Goldstrike, Nevada – Crushing; Los Pelambres, Chile - Grinding, concentrator; Collahuasi Ujina Rosario, Chile - Grinding.

Leach pad design will be carried out by Tetra Tech MM, Inc. (formerly, Vector Colorado, LLC). Tetra Tech brings an experienced team who have designed in excess of 25 leach pads world wide including Escondida, Chile; Cerro Verde, Peru; Mesquite, California; Round Mountain, Nevada and Barrick Goldstrike, Nevada. In addition, the Tetra Tech team has been involved in the design of several other leach pad projects in both North and South America and Asia. Troy Meyer, Project Manager, Charles Khoury, Lead Design Engineer and Mike Henderson, Senior Design Reviewer are the key personnel for the Canariaco Norte Leach Pad & Ponds feasibility project.

Dr. W. Joseph Schlitt, Ph.D., P. Eng., of Hydrometal LLC is assisting in developing a comprehensive metallurgical testing program for the project and for ongoing metallurgical consulting. Dr. Schlitt has 40 years experience specializing in Solvent Extraction-Electrowinning (SX-EW), chemical processing, hydrometallurgy, particularly copper heap, dump, bioleaching and in-situ leaching, plus metal value recovery in engineering, process assessment, research and development (R & D), and plant-oriented studies in the nonferrous (copper) industry worldwide. Candente has recently completed the drilling of 12 core holes to be dedicated for metallurgical test work. SGS-Lakefield Minerals Services has been contracted to carry out all necessary test work including leaching tests using bottle rolls and column leach tests, ore characterization and mineralogical analysis of the ore.

MineFill Services, Inc., of Vancouver, British Columbia, Canada, lead by Dr. David Stone, will be responsible for reserve calculations, mine design and geotechnical studies for the pit and processing areas. MineFill Services employs a team of experienced professionals with international expertise in slope stability, geotechnical investigations, reserve calculations and mine design. Clients and projects include: DRC Resources - Afton Copper-Gold Project British Columbia, Canada; Bema Gold Corporation - Julietta Mine Russia; Compania Minera Volcan - Paragsha (Cerro de Pasco) Peru; AngloGold S.A. - Morro Velho, Brazil.

* Mineral resources, which are not mineral reserves, have not demonstrated economic viability. Candente is not aware of any environmental, permitting, legal, title, taxation, socio-political, marketing or other issues which may materially affect its estimate of mineral resources.

Candente is a diversified copper and gold exploration company focused on increasing shareholder value through discovery. Candente has an advanced exploration stage leachable copper project, Canariaco, and several other gold, copper and silver projects in Peru and Mexico. Candente subscribes to principles which ensure that its exploration and development activities are beneficial to the local communities.

For further information, please contact Joanne Freeze in Vancouver at: (604) 689-1957, Toll Free: 1-877-689-1964 or Tom Rinaldi at 604-484-4212 or (511) 222-3603 and info@candente.com www.candente.com

NR 211

This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. Candente relies upon litigation protection for forward-looking statements.

NEWS RELEASE

DNT: TSX

DNT: BVL

WKN: GW4

CANDENTE RESOURCE CORP. ANNOUNCES PRIVATE PLACEMENT

Vancouver, British Columbia, May 14th, 2007. Candente Resource Corp. (DNT:TSX) (“Candente”) is pleased to announce that Westwind Partners Inc. has been appointed Lead Agent for a syndicate of Agents including Raymond James Ltd. (collectively the “Agents”) to sell by way of private placement on a “best efforts” basis, up to Cdn$9,000,000 of a combination of common shares and Units. Each Unit is comprised of one common share and a partial warrant at an offering price to be determined in the context of the market. Candente will pay the Agents a fee of 6% in cash and broker warrants entitling the Agents to purchase up to 6% of the number of shares and units sold by them.

Funds raised by the Agents will be part of a larger offering by Candente of common shares and Units, which will include Peruvian and Chilean shareholders of Candente (the “Global Offering”). The Company is in discussions with Credibolsa S.A.B. S.A. to act as agent for the offering in Peru and Chile. Credibolsa is Candente’s sponsor for the Lima Stock Exchange (BVL).

The total number of common shares and warrants issued under the Global Offering will be limited to not more than 25% of Candente’s issued shares immediately before closing of the Global Offering.

The net proceeds of the private placement will be used for funding exploration and development activities on the Company’s mineral properties and for general corporate purposes. The Global Offering is scheduled to close on or about June 7th, 2007 and remains subject to certain conditions, including satisfactory due diligence and the receipt of all required regulatory and other acceptance, including the acceptance of the Toronto Stock Exchange (TSX).

Candente is a diversified copper and gold exploration company focused on increasing shareholder value through discovery. Candente has an advanced exploration stage leachable copper project, Canariaco, and several other gold, copper and silver projects in Peru and Mexico. Candente subscribes to principles which ensure that its exploration and development activities are beneficial to the local communities.

For further information please contact Joanne Freeze or Neil Currie at: (604) 689-1957 or toll free 1-877-689-1964; or info@candente.com

www.candente.com.

NR 212

NOT FOR DISTRIBUTION TO US NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

THIS NEWS RELEASE DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES IN THE UNITED STATES. THE SECURITIES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) OR ANY STATE SECURITIES LAWS AND MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO U.S. PERSONS UNLESS REGISTERED UNDER THE U.S. SECURITIES ACT AND THE APPLICABLE STATE SECURITIES LAWS OR AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE.

This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. Candente relies upon litigation protection for forward-looking statements.

1.

CANDENTE RESOURCE CORP. – RESULTS FOR THE PERIOD ENDING MARCH 31, 2007

Vancouver, British Columbia, May 16, 2007. Candente Resource Corp. (DNT:TSX) “Candente” announces its First Quarter results for the period ended March 31, 2007. All amounts in this release are in U.S. dollars unless otherwise stated.

Candente Resource Corp. has incurred a total of US$2,667,430 on its mineral properties, of which US$2,043,260 was spent on its Canariaco Property. To date a total of US$8,398,107 has been spent on the Canariaco Property.

The Company received additional funding of Cdn$2,619,904 from the exercise 295,000 common share options at prices ranging from Cdn$0.23 to Cdn$0.85 and the exercise of 1,913,813 warrants at Cdn$1.25.

The Net Loss for the year totalled ($397,203), or ($0.01) per share, compared to a loss of ($620,949), or ($0.01) per share in 2006.

The Company has a stock option plan: As at May 2, 2007 there were 7,148,500 stock options outstanding, of which 5,420,688 have vested and are “in the money”. These options are potentially exercisable to generate $3,654,097 in additional funding.

The Company has a total of 1,500,000 warrants exercisable at Cdn$1.65 and will expire on December 7, 2007.

The Financial Statements and Management Discussion and Analysis are available on the Company website www.candente.com.

Candente is a diversified copper and gold exploration company focused on increasing shareholder value through discovery. Candente has an advanced exploration stage leachable copper project, Canariaco, and several other gold, copper and silver projects in Peru. Candente subscribes to principles which ensure that its exploration and development activities are beneficial to the local communities.

For further information please contact Joanne Freeze or Neil Currie at: (604) 689-1957 or toll free 1-877-689-1964; or info@candente.com

www.candente.com

NR 213

This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. Candente relies upon litigation protection for forward-looking statements.